July 18, 2007

Board of Directors
Gemstar-TV Guide International Inc.
6922 Hollywood Boulevard
12th Floor
Hollywood, CA 90028
c/o Rich Battista, Chief Executive Officer

To the Board of Directors of Gemstar-TV Guide International Inc.:

I am writing on behalf of Citadel Equity Fund Ltd. (“Citadel”). Citadel is currently one of the largest shareholders of Gemstar-TV Guide and has been a significant investor in the company’s common shares during the past five years.

Following the board of directors’ decision to pursue strategic alternatives for Gemstar-TV Guide International (“Gemstar-TV Guide”), we thought it appropriate to offer our public support for both management and the board of directors. At present, we have no intention of seeking board representation.

Like other long term shareholders of Gemstar-TV Guide, we have closely monitored the strategic steps that management and the board of directors have taken in recent years to better position the company for current and future growth. We have been particularly impressed with the management team CEO Rich Battista has assembled and the strategic direction this leadership has brought to the company.

In our view, Gemstar-TV Guide is uniquely positioned at the nexus of exciting changes taking place in video entertainment consumption, including the transition from analog to digital distribution, new platform developments (IPTV, broadband and mobile), and the significant opportunity to monetize the hundreds of billions of impressions garnered each year on the IPG (interactive program guide) through both advertising (display & search) and transaction-based services.

Despite the company’s strong position in this arena, we do not believe the current market value of Gemstar-TV Guide common stock comes close to reflecting either 1) the current improved state of Gemstar-TV Guide’s operations or 2) the opportunity for independent value creation over the next several years as an increasing number of platforms take advantage of Gemstar-TV Guide’s unique intellectual property.

Therefore, while we welcome the board of directors’ decision to pursue strategic alternatives for Gemstar-TV Guide, we do so with some reservation because we firmly believe that Gemstar-TV Guide has the potential to realize several billion dollars of incremental equity value over the next years based solely on the company’s strategic positioning and management’s ability to execute on its strategy.

While we are not averse to a sale of the company, we believe any sale must adequately compensate all shareholders for the immense opportunity that lies before Gemstar-TV Guide. In this regard, we do not believe that an investment or takeover by a financial investor is likely to be in the best interest of shareholders given the tremendous strategic value inherent in the company’s assets. We do believe, however, that certain strategic investors may be able to more fully realize the strategic value of Gemstar-TV Guide’s unique assets given the company’s competitive position in the marketplace. If such investors are willing to recognize the full value of this business, we would be pleased to offer our support for a sale of the company.

In the event you are interested in discussing these issues, we are always available at your convenience.

Very truly yours,

Citadel Equity Fund Ltd.
By: Citadel Limited Partnership, Portfolio Manager
By: Citadel Investment Group, L.L.C., its General Partner

By: /s/ JJ Berney
Name: JJ Berney, Citadel Global Equities